

June 27, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Claus Wagner Bartak
Chairman and President
Red Reef Laboratories International, Inc.
450 Fairway Drive, #103
Deerfield Beach, FL 33441

Re: Red Reef Laboratories International, Inc.
      Form 10-SB
      Filed on May 23, 2007
      File No. 0-52658

Dear Mr. Bartak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your filing will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If you are unable to address our comments within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and re-filing a new Form 10 that

includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

2. Note 9 to your March 31, 2007 financial statements states that the company's strategy is to expand aggressively by acquisitions and mergers, and to negotiate product distribution agreements abroad. Please discuss these plans in reasonable detail in your MD&A and/or Business section.

3. Ensure that you discuss all material mergers, purchases and sales of significant amount of assets, etc., as required by Item 101(a)(3) of Regulation S-B. In this regard, we note the discussion in the notes to your financial statements regarding the acquisition of Altfuels, Inc.

Description of Business, page 2

4. The disclosure in this section and throughout the filing assumes that the reader has a good understanding of your industry and the related terminology. In many instances, the disclosure uses terms that are specific to your industry for which no definition is provided. Please review this section and revise the document with a view towards clearly explaining your business and the related industry terms to a reader who is not familiar with your industry. A few examples of technical jargon include "Sub Registration product", "benzalkonium chlorides" and "veridical" components.

5. You have filed a number of material agreements as exhibits to your Form 10-SB that should be discussed explicitly in the filing under appropriate captions. For example, your Business section does not clearly address how you plan to market your products, but you have a Direct Marketing and Sales Agreement filed as an exhibit. Your filing should discuss this and other material contracts that will help an investor understand how you conduct or plan to conduct your business.

6. Your risk factor entitled "If we fail to keep up with changes . . ." on page 13 makes reference to the construction industry in general, the market segments you serve and the regions in which you operate. Please discuss these items in your Business section so that investors will better understand how they impact you.

7. Please discuss the sources and availability of raw materials and the names of your principal suppliers. Please also discuss who manufactures your products.

8. Disclosures throughout the document suggest that you may, in addition to marketing and selling your products, engage in remediation and restoration services. Please disclose, here or in MD&A, the extent to which your revenues

are attributable to products versus services to give investors a better
understanding of your operations.

9.   According to Note 1 to your March 31, 2007 financial statements, 98% of your
revenue from such period is from a single customer. Please identify any major
customers and disclose your dependence on one or a few major customers, as
required by Item 101(b)(6) of Regulation S-B.

Objectives, page 2

10. Describe in more detail the company's unique "streamlined" decontamination
process and tell us how it will create exceptional profit potential. Also briefly
identify the other industries in which the company plans to develop additional
applications to create new revenue opportunities.

Products, page 3

11. This section appears to mix together products, technologies and applications.
Please revise and reorganize to distinguish what each of your products is, and how
it is used. For example, please explain what BioClear One is in sufficient detail
for readers to understand how it is different from RR BioClear 2000.

12. In the case of two of your products, RR Hard Surface Mold and Mildew
Disinfectant and RR Healthy Solutions 6000, you have indicated that they are
both marketed under the name TKO. Please clarify whether these are the same or
different products and why they are marketed under the same name.

13. You have included a heading for RR Hard Surface Mold and Mildew
Disinfectant, but it is unclear whether this is intended to identify a particular
product, or whether it is meant to categorize RR BioClear 2000 and RR Healthy
Solutions 6000. Please clarify.

14. Provide support for the following "**BioClear One** features our core technology;
far superior to competitors products". Please explain how your products are
different and better than competitors products.

Red Reef Silver Bullet Technology For Bio-Defense, page 4

15. Provide supplemental independent support for the following statement: "Red Reef
achieved a 100% kill against biological Anthrax surrogates and two strains of
weaponized bacterium Anthrax in less than 30 minutes".

Competitive Business Conditions, page 6

16. Tell us specifically how the company plans to compete. Also provide support for the statement ”RRLB competitive edge is well established by combining innovative ideas for novel and superior products”, particularly given your limited operating history.

17. Please describe what is "unique" about the way that you deliver your disinfecting agents at targeted bacteria and why this will allow entry in to a "small percentage of [your] chosen market."

Distribution, page 7

18. Where you state that "services are currently being provided utilizing our proprietary formulas", please clarify whether you provide any type of remediation or restoration services, or whether you supply the products to other businesses who perform these services. To the extent that a part of your business is or will be performing remediation services directly, as opposed to marketing and selling your products, please describe these activities under a separate subheading.

19. Please explain how you are distributing or intend to distribute your products in more detail. For example, you state that you will distribute some products through direct business to business routes to entities who will presumably be the end-users of your products. You also state that other products are being developed for distribution through wholesalers and e-commerce sales. Are some products going to be distributed differently from other products? How do you plan to develop your channels of distribution?

Acquisition of Environmentally Distressed Properties, page 7

20. Please describe the material terms of the joint venture in reasonable detail. This discussion should include, without limitation, what consideration each party is contributing to the joint venture for its interest therein.

Intellectual Property, page 8

21. Please explain the significance of EPA registration. Is EPA registration required for you to make and sell your products? What does EPA registration signify?

22. Disclosure on page 3 states that specific proprietary technology is licensed to RRLB exclusively. Please discuss, under an appropriate subheading, the extent to which you license your technology from third parties, and discuss the material

terms of any such licenses. Please file the licenses as exhibits to your Form 10-SB as well.

Government Regulation Issues, page 9

23. In addition to the comment below, please discuss the effect of existing governmental regulations on your business. Currently, your disclosure only addresses the possibility of substantial changes that could adversely affect the company.

Government Approval of Principal Products or Services, page 9

24. Please revise to explain more clearly the necessity or desirability for government approval of your products and services. Statements like "the company has finalized two formulations that are production ready and still require a data set that included the EPA's 'Six Pack Toxicity' requirements needed for products that are classified under FIFRA . . ." are unlikely to be meaningful to investors who are not already familiar with your industry and the regulatory approvals that your business requires.

Management's Discussion and Analysis of Financial Condition, page 12

25. Please expand your discussion to more clearly explain your plan of operation for the 12 month period following your latest balance sheet date, including a reasonably detailed explanation of your expected cash inflows and outflows, with a focus on commitments, trends, and uncertainties. Please better explain the expected timing of any milestones in your plan and any potential difficulties that might postpone your plan.

Results of Operations for the Six Months Ended March 31, 2007, page 13

26. We read at the top of page 14 that the increase in revenues for the six months ended March 31, 2007 was due to the increased selling of your products and services. Please reconcile this statement to the disclosure on page 33 that nearly all of the revenues during the period were due to a one-time fee for a licensing agreement. Revise if necessary.

27. Please revise your analysis of expenses for all periods presented to explain to your readers why your cost of revenues earned is such a small percentage of your revenues and why most of your expenses are selling, general and administrative expenses. You should also revise your "Summary of Significant Accounting

Policies" footnote in your historical financial statements to disclose the types of costs that are included in your cost of revenues earned.

28. Please revise your analysis of expenses for 2007 to provide more insight into why it appears that your annual operating expenses for 2007 will be significantly less than your annual operating expenses for 2006. In this regard, we note that your operating expenses for the first six months of 2007 were approximately $600,000 as compared to annual operating expenses in 2006 of $2.2 million. If you expect to incur significantly higher operating expenses in the later half of 2007, you should clarify this.

Liquidity and Capital Resources, page 14

29. We note that you received a going concern audit opinion, as seen on page 39. Please refer to FRR-16. Please revise your MD&A liquidity analysis to provide a plan of operations that includes a *detailed* discussion of your expected cash inflows and outflows for the 12 months following the date of your most recent balance sheet to support your conclusion that you can generate sufficient cash to support your operations for the next 12 months. In this regard, you should revise your current statement that the proceeds from this offering will satisfy your cash requirements for the next 12 months, since this Form 10SB is not an offering, and you should present the same plan for generating cash here that you present in your financial statements. Your discussion should also address how you expect to raise the funds necessary to complete your acquisition of Certified Environmental Services.

Results of Operations for the Year Ended September 30, 2006, page 15

30. We note that you accrued $1.2 million on your September 30, 3006 balance sheet related to consulting services to be paid in stock. Please tell us if the expense related to these consulting services was recognized in your September 30, 2006 statement of operations. If so, please revise your analysis of 2006 operating expenses to clearly state that you recorded $1.2 million of expense in 2006 related to these consulting services. Also disclose more detail about what these consulting services related to.

Directors and Executive Officers, Promoters and Control Persons, page 18

31. Revise the biographies as necessary to cover the most recent five years with no gaps. As necessary, provide the month and year for each position held during that time. Make clear what each individual's principal business or occupation has been during the period.

Financial Statements

32. We note your disclosure on page 36 concerning the forward stock split effected in December 2006. Please revise all share and per share information throughout your filing, including your audited September 30, 2006 financial statements, to retroactively restate these amounts for the impact of your forward stock split. Refer to SAB Topic 4:C.

33. If applicable, please revise to update financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

Financial Statements for the Six Months Ended March 31, 2007
Statement of Operations, page 29

34. Please provide a statement of operations and statement of cash flows for the comparable period of the preceding fiscal year in accordance with Item 310(b) of Regulation S-B.

Statement of Stockholders' Equity, page 30

35. Please reconcile the amount of cash raised by the sale of stock as seen in the statement of stockholders' equity, statement of cash flows, and Note 6 for the March 31, 2007 interim financial statements. Revise as necessary.

Note 1 – Summary of Significant Accounting Policies
Concentrations of Business and Credit Risk…, page 33

36. We read that most of your 2007 revenues were generated by a one-time fee for a licensing agreement. Please revise to disclose the material terms of this licensing agreement. Please supplementally explain to us in reasonable detail how you determined that it was appropriate to recognize all of the revenue from this licensing agreement at one time and the accounting guidance that you relied upon.

Use of Estimates, page 33

37. Please revise your disclosure to comply with Instruction 2 to Item 310(b).

Joint Venture

38. We note your disclosure on page 7 concerning your joint venture called JDM Reef Capital Management LLC. Please tell us if this joint venture existed at

March 31, 2007. If so, please disclose your accounting policy for this joint
venture.

Note 3 – Related Party Transactions, page 35

39. Please confirm to us, if true, that none of your revenues for 2007, 2006, or 2005
resulted from transactions with related parties. Otherwise, please provide the
disclosures required by SFAS 57.

Note 7 – Current Obligations Payable, page 36

40. We note your disclosures concerning the acquisition of Altfuels Corporation and
the related organization L-1011 Corporation. It appears that this acquisition is the
reason for the significant increase in your property and equipment, net and the
offsetting liability on your balance sheet titled "Judgements payable" as compared
to September 30, 2006. We have the following comments:

- Please revise your 2007 financial statements to provide all footnote disclosures
required by paragraph 58 of SFAS 141.
- Please explain to us how you determined the fair value of the acquired assets and
assumed liabilities.
- We read that you acquired L-1011 Corporation's debt, which is in default, and for
which judgments exist. We also read that you are currently attempting to
refinance the debt and remove the judgments. Please revise your disclosure for
the following:
  o Separately quantify the amount of the $400,195 obligation that relates to
debt and the amount that relates to any judgments. If the entire amount
relates to debt, revise the description on the face of your balance sheet to
clarify this.
  o Explain the nature of the judgments and, if applicable, why no amount is
recorded as a liability for the judgments.
  o Explain the material terms of the debt that you assumed, and explain the
impact of the default on these terms.
  o Update your disclosures with each amendment, either in your financial
statements or in your MD&A analysis, to clearly explain any progress
made towards refinancing this debt and removing the judgments, and to
provide more insight into any impediments to moving forward with this
stated plan.
- Reconcile your statement here that the acquired debt is in default to your
statement on page 15 that as of March 31, 2007 you were not in default or in
breach of any note, loan, lease or other indebtedness or financing arrangement
requiring you to make payments. Revise as necessary.

- Supplementally provide us with your significance analysis to support your conclusion that audited financial statements of this acquired company are not required under Item 310(c) of Regulation S-B.

Note 9 – Going Concern and Management's Plans

41. We read that you believe the acquisitions should result in revenues and profit generation. Since you state in Note 7 that these acquisitions involved the assumption of a significant amount of debt that is currently in default and has judgments against it, it is unclear to us how these acquisitions would improve your liquidity or your profitability. Please revise to clarify.

Note 11 - Restatement, page 38

42. We note the discussion of your restatement in your auditors' review report on page 27 and in this footnote. Please revise your footnote to better explain whether the restatement has any impact on the audited September 30, 2006 financial statements. If so, please help us to understand how your current presentation of your audited September 30, 2006 financial statements complies with SFAS 154.

Financial Statements for the Fiscal Year Ended September 30, 2006
Report of Independent Registered Public Accounting Firm, page 39

43. Please have your auditors revise their going concern paragraph to use the phrase "substantial doubt about its (the entity's) ability to continue as a going concern" (or similar wording that includes the terms *substantial doubt* and *going concern*) as illustrated in paragraph 13 of AU Section 341 and SAS 64.

Balance Sheets, page 40

44. Please tell us how you determined it was appropriate to classify your loans and advances to shareholders as an asset rather than a contra-equity account. Refer to EITF 85-01.

45. Please tell us how you have valued the $1,200,000 accrued consulting services to be paid in stock and how you have valued the $800,000 of shares issued for services seen within your statement of stockholders' equity. Also tell us if the providers of these consulting services are considered related parties.

General

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to

Mr. Claus Wagner Bartak
Red Reef Laboratories International, Inc.
June 27, 2007
Page 10

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant at (202) 551-3753 or, in his absence, Jennifer Thompson, Staff Accountant at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or me at (202) 551-3767 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director